Exhibit 12.1

VALERO ENERGY CORPORATION

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)

Six Months Ended June 30, 2016
Earnings:
Income from continuing operations before income tax expense, excluding income from equity investees	$1,859
Add:
Fixed charges	401
Amortization of capitalized interest	20
Distributions from equity investees	4
Less:
Interest capitalized	(39)

Total earnings	$2,245

Fixed charges:
Interest and debt expense, net of capitalized interest	$219
Interest capitalized	39
Rental expense interest factor (a)	143

Total fixed charges	$401

Ratio of earnings to fixed charges	5.6x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.